Filed by Alamos Gold Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Aurizon Mines Ltd.
Commission File Number: 333-186004
Date: January 17, 2013

Alamos Gold Inc. Conference Call Monday, January 14, 2013 – 10:00 AM ET

C O R P O R A T E  P A R T I C I P A N T S

Jo Mira Clodman

Vice President, Investor Relations

John McCluskey

President & Chief Executive Officer

Manley Guarducci

Vice-President & Chief Operating Officer

Jamie Porter

Chief Financial Officer

Charles Tarnocai

Vice-President, Exploration & Corporate Development

Matthew Howorth

Vice-President, Legal & Corporate Secretary

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Adam Melnyk

Desjardins

Anita Soni

Credit Suisse

Dan Rollins

RBC Capital Markets

Mike Parkin

Bank of America Merrill Lynch

David Haughton

BMO Capital Markets

Barry Cooper

CIBC World Markets

Trevor Turnbull

Scotiabank

Geoff Phipps

CHS Asset Management

Ron Mayers

LB Securities Inc.

P R E S E N T A T I O N

Operator

Good morning. I will now turn the call over to Jo Mira Clodman, Alamos VP, Investor Relations.

Jo Mira Clodman, Vice President, Investor Relations

Thank you, operator, and thanks to everyone for joining our call on such short notice. This morning we announced our intention to make an offer for all the outstanding shares of Aurizon Mines Ltd. Both the press release and slide presentation for today’s conference call are currently on our website. We would remind everyone that we’ll be using forward-looking statements on the call today and to please take not of the forward-looking disclaimer on slide two of the presentation.

With me today are John McCluskey, President and CEO; Manley Guarducci, VP and COO; Jamie Porter, CFO; Charles Tarnocai, VP, Exploration and Corporate Development; and Matthew Howorth, VP, Legal and Corporate Secretary. John will deliver a short presentation and then we will open up the call for questions and answers. With that I will turn the call over to John.

John McCluskey, President & Chief Executive Officer

Thank you, Jo Mira, and good morning, everyone.

This morning we announced our intention to acquire Aurizon at a 40 percent premium. We feel this is a tremendous opportunity for shareholders on both sides of the proposed deal. We believe this is a very compelling offer to Aurizon shareholders, which is why we are taking our offer directly to them. We are not alone in this opinion. As a result of our acquisition from some of Aurizon’s largest shareholders prior to our bid, we now own 26.5 million Aurizon shares, representing a 16.1 percent ownership position in Aurizon. We believe we are now Aurizon’s largest shareholder. In addition, before we launched this offer we approached a select few major institutional investors in Aurizon. Each of these holders was very supportive of us making the offer on these terms. This adds to our confidence that our offer is attractive to Aurizon shareholders.

I’d like to draw your attention to slide three. On slide three you’ll find a summary of the transaction details. We are offering $4.65 per share of Aurizon payable either in cash or in shares of Alamos at an exchange ratio of 0.2801 at

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the election of shareholders and subject to proration. Under the offer we will be issuing a maximum of 23.5 million additional shares of Alamos. Up to 45 percent of the total consideration we’re paying is in cash, representing $305 million. Our offer price represents a substantial premium of 40 percent to Aurizon’s January 9th close and 37 percent to Aurizon’s 20 percent volume weighted trading over that time. The offer will be subject to customer conditions including receipt of the required regulatory approvals and not less than 66 2/3 of Aurizon’s shares being acquired. Our take-over bid circular is available on SEDAR and will be mailed to all shareholders next week. The offer will expire on February 19, 2013.

Slide four please. For those shareholders of Aurizon who elect to receive Alamos shares as consideration we believe our offer presents a compelling value proposition. The Mulatos mine represents diversification from what is currently a single mine producer and provides a source of consistent low-cost production that will serve as a buffer for any variability in performance at Casa Berardi, particularly during 2013, which is expected to be a transitional year. Aurizon’s shareholders will also benefit from Alamos’ strong growth pipeline. Production from Kirazli is expected to start within two years. As our company grows we expect to remain a very robust cash generator with a solid balance sheet anchored by over $200 million in cash and no debt. Aurizon shareholders can also look forward to exposure to our dividend policy. Aurizon shareholders receiving Alamos shares can also expect to benefit in the capital markets through both increased trading liquidity and analyst coverage. Already 19 analysts follow Alamos. In addition, we expect our listing on the New York Stock Exchange to further bolster the trading liquidity of our shares. We expect our NYSE listing to be approved within the next week to ten days.

Slide five please. For Alamos shareholders this is a responsible transaction that creates value. The transaction creates a leading intermediate gold producer in stable, safe mining jurisdiction and mitigates single mine production risk. Casa Berardi is expected to produce 125,000 ounces of gold in 2013 and thereafter approximately 150,000 ounces or more through 2017. We also add a portfolio of development assets, all of which are located in Canada. The transaction is accretive to NAV, production, cash flow and resources and we envision significant synergies with respect to corporate G&A costs and taxes. Moreover, we expect the transaction to further enhance Alamos’ capital markets presence.

Slide six please. The combined company would produce approximately 320,000 to 370,000 ounces of gold per year over the next two years and will have a meaningful production growth profile, achieving approximately 0.5 million ounces of production by 2016. I should emphasize that this growth would be achieved with a relatively steady cash cost profile. The combined company derives 71 percent of its asset NPV from producing assets anchored by Mulatos and remains a pure gold story. In the mid to long term Alamos remains predominately a low cost open pit heap leach gold producer.

Slide seven please. Slide seven compares the combined company with its peers. Once our Turkish assets come on stream we would generate 0.5 million ounces of production each year, placing us in the mid to upper range of our peer group. Cash costs, as I pointed out in the previous slide, should remain relatively steady over the next few years and will be in the lower half of our peer group.

On slide eight you will see a histogram of the number of gold producers sorted by 2011 production scale and where Aurizon currently stands. The combined company would occupy a niche positioning in the intermediate producer range with reliable production at a reasonable cost, stable jurisdictions, attractive scale and a significant growth profile.

Slide nine demonstrates our unparalleled track record. I believe it’s fair to say that anyone who looks carefully recognizes that Alamos has outperformed its peers on most key metrics that drive growth in shareholder value. We’ve increased reserves and resources year over year, we’ve achieved consistent production growth while holding the line on cash costs, which has allowed us to benefit from higher gold prices. Our performance has also enabled us to increase our dividend by over 200 percent since we declared our first payment more than two and a half years ago.

Turning to slide ten, it’s important to understand that Alamos has a disciplined track record when it comes to M&A. We acquired Mulatos for only $10 million in 2003, financed it and built it into the world class asset it is today, and we recognized early that the market had mispriced the risk profile of Mexico. As an early mover in that market and an effective operator we benefitted tremendously. Similarly, we acquired our Turkish assets for $90 million just three years ago and they now represent approximately $600 million in value. We are on pace for initial production just four years after acquisition. In regard to that, the EIA for Kirazli was filed in mid-December as scheduled. The public participation meeting was held and went very well. The first meeting with the environmental committee was also held and this too went very well. Turkey is very much on track to meet our

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timeline. The story of Alamos and the success we and our shareholders have enjoyed reflects our disciplined M&A strategy. We have not pursued growth for growth’s sake. I have taken this position since founding the company. We choose to grow only where growth will create real value, producing strong margins and generating substantial cash flow. In terms of acquisition strategy, the whole must be greater than the sum of its parts, and we believe we will achieve that by bringing Aurizon and Alamos together.

I draw your attention now to slide 11. To sum up, the transaction creates a leading intermediate gold producer with two steady producing mines located in politically stable, mining friendly jurisdictions. The combined company will have a near-term growth as it ramps up to over 0.5 million ounces of annual production. It presents a reduced risk profile and increased cash flow with a robust balance sheet, no debt, and the capacity for strong dividends. Mulatos, Casa Berardi and, once in production, Kirazli and Aği Daği, are expected to enable us to continue our strong dividend policy. We have demonstrated an unparalleled track record of value creation. We are confident that we can maximize the value of Aurizon and Alamos together for all shareholders.

I would be pleased to answer any questions regarding our offer and at this point I will turn the call over to our operator, Melanie, and ask her to start to poll for questions. Thank you very much for your attention.

Q U E S T I O N  A N D  A N S W E R  S E S S I O N

Operator

Thank you, Mr. McCluskey. We will now take questions from the telephone lines. If you are using a speakerphone, please lift the handset before making your selection. If you have a question, please press star one on your telephone keypad. If you would like to cancel your question, please press the pound sign. Please press star one at this time if you have a question. There will be a brief pause while the participants register. Thank you for your patience.

The first question is from Adam Melnyk of Desjardins. Please go ahead.

Adam Melnyk, Desjardins

Good morning, John. Thank you for hosting the call. Just a couple questions. First of all, I’m wondering if you could detail for us the due diligence process that you went through on the Aurizon assets as well as what data you have access to, particularly at Casa Berardi.

John McCluskey, President & Chief Executive Officer

Well, I’ll preface the response by saying that we have been following Casa Berardi very closely since 2008; in fact, we had a CA in place with Aurizon Mines in 2008. We were actually unsuccessful under that CA in actually getting a site visit organized, just never seemed to have a date that fit into their schedule, no matter what date that was, so as far as that goes all our due diligence is based on publicly-disclosed information.

Having said that, Casa Berardi is a mine that’s been in operation for six years, it’s a very well understood asset, it’s covered by eight analysts, and so as far as that goes it’s a known quantity. And, having said that as a preface, I’ll now turn the question over to Charles Tarnocai, our VP of Corporate Development, and have Charles go through some of the work that we’ve undertaken as part of our due diligence.

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Hi. We followed the Aurizon story for quite some time. As John mentioned, we entered a CA with them several years ago. That CA is expired and we were unable to arrange either or a site visit or the transfer of data under that CA, so all of our review is from publicly-available information. I think that’s sufficient.

John McCluskey, President & Chief Executive Officer

Okay, fair enough.

Adam Melnyk, Desjardins

And to what extent did you attempt to make this a friendly transaction?

John McCluskey, President & Chief Executive Officer

We have made multiple approaches to Aurizon over the years. I sent a fairly lengthy letter to the chairman of the company just over a year ago. Frankly, I received a two-line response in return. And the reality is there’s just

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never been any interest at all on Aurizon’s side, on the management’s side, to pursue a combination or even explore whether it would be an accretive and attractive value proposition for the shareholders of both companies. You know, we worked on it and we saw very clearly that it was and so ultimately we decided to take our proposal directly to the shareholders.

Adam Melnyk, Desjardins

Okay, thank you. Maybe one last question for me and then I’ll turn it over to others. You mentioned, John, the Casa Berardi production profile recovering in 2014 to 150,000 ounce range. That’s in line with where Aurizon has been guiding the street. Is that the growth that we should expect at that asset or do you see from your work additional opportunities for growth, either at Casa or other assets?

John McCluskey, President & Chief Executive Officer

I’ll let Charles Tarnocai respond to your question.

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Sure. I think, you know, our principal interest is in the core asset. There’s going to be some potential probably around their open pits, their open pit plans. They’ve told people that much. Remember, we’re open pit operators. That’s something we’ve demonstrated that we do very well. We think we can probably put those portions of the assets into production as good or better than they probably can. In regards to their outside properties, we’re not giving them a tremendous amount of value at this stage. Joanna disappointed the market, Marban and the other assets have some ways to go, so we would evaluate those in the future.

Adam Melnyk, Desjardins

Okay. Thank you again for having the call.

Operator

Thank you. The following question is from Anita Soni of Credit Suisse. Please go ahead.

Anita Soni, Credit Suisse

I had similar questions to the first caller as to where you saw value accretion. I guess you’ve answered some of that. Can I ask in terms of the cash costs, um, are you assuming similar types of cash costs out of Aurizon as they’re producing right now, the $700 per ounce range? And how did that, I mean you’re one of the lower cost producers out there so it seems like it doesn’t pair up very well.

John McCluskey, President & Chief Executive Officer

We couldn’t hear your question very clearly.

Anita Soni, Credit Suisse

Okay. So I’m just asking how you’re thinking about the Casa Berardi cash cost profile in comparison to yours?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Certainly (inaudible). It’s pretty tough to compare on a cash cost basis an underground asset to an open-pit heap leach producer, but despite that in the last several years Aurizon’s done a reasonably good job of keeping their cash costs in line with the traditional underground producer in Canada or in some cases better. If the asset is properly managed and has been (inaudible) in the past there’s a possibility that it’ll return to 2011 levels. And if the implementation of the open pit is successful and well managed that should reduce those costs further.

Anita Soni, Credit Suisse

All right. So in terms of, I guess, tip of the iceberg value, what are you seeing there that’s undiscovered by the market with Aurizon shareholders?

John McCluskey, President & Chief Executive Officer

Well, getting back to your first question, you know, we’re very unlikely to ever find an asset with the attractive economics that Mulatos possesses, but that shouldn’t limit us as a mining company from acquiring things that we see as valuable and where we think we’re going to create value for our shareholders. I don’t think, ah, I think it’s fair to say, in that this is what you’re getting at, that

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we’re simply recognizing and highlighting where we see the future value going similar to the way many analysts who follow that stock see it going. We just think that, ah, and frankly, if we didn’t think that there was a possibility to get the mine back on track to previous production and cost levels we wouldn’t be that interested in it, it’s just that we think together these represent, ah, the company is a much stronger company together than either asset is apart.

Charles Tarnocai, Vice-President, Exploration & Corporate Development

And after 2014 we’re predominantly still an open pit heap leach gold producer at low cost.

Anita Soni, Credit Suisse

All right. And then my last question actually pertains to Mulatos itself. I was trying to get in touch with you guys on Friday and it didn’t work out by my question was with regards to the 11 gram per tonne material that you’re forecasting from Escondida for next year and specifically Q4. The grade tended to come down from the September level of 20 gram per tonne material to somewhat in the range of 14 I think now. What happened there?

John McCluskey, President & Chief Executive Officer

Well, it’s a nuggety deposit, Anita. I think that’s been very, very well telegraphed to the market. And, you know, we mined through some zones that are higher grade than others. But overall we’re reporting average grades over a specific period of time. Let me turn over the response to Manley, see if he has anything further to add.

Manley Guarducci, Vice-President & Chief Operating Officer

Anita, we haven’t announced the reconciliations and we usually do those in the MD&As when they come out but, as John was mentioning, the deposit doesn’t have an average grade throughout the whole deposit. You’ll have high-grade zones in that high-grade deposit with higher grades, we’ve always said that, and you’ll have lower grades. What we’re forecasting for the year are average grades throughout the year. So you could have months with higher and months with lower grades.

Anita Soni, Credit Suisse

All right. I guess that I’m looking at it now and saying, okay, with like presumably a 30-month deposit or two-and-a-half year deposit I guess it was in terms of tonnage and we’re nine months into it, you forecasted the next 12 and they’re still somewhat below the grades that people would have expected to see by now out of the—

Manley Guarducci, Vice-President & Chief Operating Officer

No, they’re in line with our reserve grade. If you average everything over it’ll be about 12.6 grams a tonne, which are our reserve grades.

John McCluskey, President & Chief Executive Officer

And that’s—you’ve got to keep in mind also that we’ve encountered a fair amount of halo material that lay outside the block model and we’ve been mining and processing that as well.

Anita Soni, Credit Suisse

All right. Okay, thank you.

Operator

Thank you. The following question is from Dan Rollins of RBC Capital Markets. Please go ahead.

Dan Rollins, RBC Capital Markets

Thanks very much. John, I was wondering if you or maybe Jamie can touch on some of the tax synergies you had alluded to in your opening remarks.

Jamie Porter, Chief Financial Officer

Dan, it’s Jamie here. Certainly. We’ve got currently $30 million in tax loss carry forwards that we’ll be able to apply against income generated from Casa Berardi. That’s one. Two, we spend about $15 million a year to run our corporate head office and that’s currently non-deductible for tax purposes. Once the Casa Berardi (inaudible) we get a tax deduction for that that’s another $5 million in tax value for us annually. And, thirdly, their

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G&A costs are about $15 million a year. The majority of those would no longer continue going forward post acquisition.

Dan Rollins, RBC Capital Markets

Okay, perfect. And just, ah, you touched base on the potential to get Casa back up to 150,000 ounces, you’ve touched base on your potential to develop the open pits, the open pits aren’t a huge proportion of this mine, it is getting deeper, it is a mine that’s been challenged in the past with rock mechanics. What does the Alamos team bring to this story that’s currently not there and what gives you sort of that comfort that you can actually start to create some of that value that’s inherently in this underground mine that’s not being recognized by the market?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

I guess first thing I should probably say is, you know, most of us in our group are Canadians. We started out in underground mines. We have underground mining experience. Our operator and Tom McGrail, the guy who runs Mulatos, both started as underground miners.

One thing that we can certainly do, and we’ve demonstrated this in the past at Mulatos, is we can manage our assets and manage the information to the market to telegraph our plans to the market. That’s something that hasn’t been done well in the past at Casa Berardi. Back in 2009 and 2010, you know, they understood that they had problems with reconciliation that were affecting the grade to the mill, they had problems with equipment availabilities, and a result of that over the last year you’ve seen them putting a fair bit of effort into deepening the shaft, increasing development, and replacing equipment fleets, things that are natural to do at an underground operation but something that probably they should have been doing over the last several years.

Dan Rollins, RBC Capital Markets

Okay. And then maybe, John, just another question, just going back to when you acquired Aği Daği and Kirazli and Çamyurt, at that point in time you said you were sort of looking for district-type potential, what are you—is this sort of a different realm for you to go in for (inaudible) specific or is there something on the district scale that you’re seeing at Casa that maybe the market is not seeing?

John McCluskey, President & Chief Executive Officer

Well there’s certainly exploration potential in the district, and we highlighted that in our release. There is some work being done in that respect under the current management and we would probably end up expanding that.

Dan Rollins, RBC Capital Markets

Okay. That’s all the questions I have. Thanks.

Operator

Thank you. The following question is from Mike Parkin of Bank of America Merrill Lynch. Please go ahead.

Mike Parkin, Bank of America Merrill Lynch

Hi, guys. Just a couple questions on where you see production going. So you mentioned that you see that production could get back to 150,000-plus ounces in 2014; I don’t think I missed it but was that with the intention of developing a small open pit at surface to fill the mill there or are you simply thinking that is achievable from the underground?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

It’s going to require the open pit as part of the production plan. That’s always been the case. Certainly since back through 2011. We don’t think it’s reasonable to substantially expand the underground production rate but certainly with proper management 150,000 ounce range and plus is achievable. There’s a presentation material, slide six, you can see the consensus operating profile for the asset.

Mike Parkin, Bank of America Merrill Lynch

Okay. The other thing is, you know, talking on taxes, do you have any sense of what your effective tax rate company-wide would be?

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Jamie Porter, Chief Financial Officer

Company-wide would likely be in the mid-30s, Mike. I mean we’re running about 30 percent Mexico currently and, yeah, I think blend that with about 40, 41 percent you’d be probably around 34, 35 percent combined.

Mike Parkin, Bank of America Merrill Lynch

And I assume you’re going to make a pretty strong go at trying to keep the team at Casa Berardi for their under-ground expertise?

John McCluskey, President & Chief Executive Officer

Absolutely. You know, they’ve demonstrated very well that they’re a very strong operating team. They have one of the best safety records in Canada. Casa Berardi is known to have relatively difficult ground conditions; they’ve been able to manage that very, very well and despite the reality of the ground conditions they operate that mine at a very low cost. We think it’s an exceptionally good team and our intention is to keep it intact.

Mike Parkin, Bank of America Merrill Lynch

Okay. And then one last question: With the minority government in the province talking about raising taxes and starting negotiations with the operators in the province starting next month and into the next month, has there been any discussions with them to get a sense of what they’re thinking and trying to impose in terms of future taxes on the miners?

John McCluskey, President & Chief Executive Officer

Well, you know, it’s not really typical of governments to be that forthcoming on what they’re going to do in that respect, so whether we made the call or not I don’t think we were going to get an answer. Having said that, you know, all governments are interested in raising taxes but they’re also constrained about the realities, just the realities of the market and, you know, companies building and investing within their jurisdictions. And I think reasonably speaking the minority government in Quebec, you know, they’re going to take a very realistic view on tax matters where that arises.

Mike Parkin, Bank of America Merrill Lynch

Okay. Maybe just one last question, talking about there are a few open pit options at Casa Berardi, is your interest to stay with what they’re thinking in terms of developing the east mine crown pillar first due to the better grades there offset by the slightly more challenging ground conditions that they’re faced with there?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Well certainly we would evaluate the plans that are, the details of the plans that are in place for the open pit. Given the location of them as a trade off certainly an open pit seems to be the most likely way to go. There are probably some possibilities for expansions of those open pits but that’s something we’ll have to take a look at in detail following the close of the acquisition.

Mike Parkin, Bank of America Merrill Lynch

So you might also be looking at an expansion of the mill past the 2,400 tonnes per day?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

There’s a possibility of that but I mean we haven’t, ah, that’s not something we’re seriously considering right now.

John McCluskey, President & Chief Executive Officer

It didn’t actually factor into our valuation of the acquisition.

Mike Parkin, Bank of America Merrill Lynch

Okay. All right. Thanks, guys. That’s it for me.

Operator

Thank you. The following question is from David Haughton of BMO Capital Markets. Please go ahead.

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David Haughton, BMO Capital Markets

Yes, good morning, John and team. Just looking at a clarification. I had missed something that Jamie had said with regards to the G&A savings. Jamie, can you just run through where you see those savings and to quantify that for us please?

Jamie Porter, Chief Financial Officer

Certainly, David. So we currently spend about $15 million at our corporate head office in Toronto and that’s non-deductible because we have no Canadian sourced income. Once we do have Canadian source income we’ll be able to deduct that for a tax savings of approximately $5 million annually.

David Haughton, BMO Capital Markets

Yes, I got that, but there had been a suggestion as to on (merge-co), how much the G&A saving might be collectively excluding the tax benefit.

Jamie Porter, Chief Financial Officer

Right. So currently Aurizon spends approximately $15 million annually as well. The majority of that is non-recurring post transaction. We’ll be able to run the administrative corporate side of the operations with our current infrastructure so most of those costs disappear.

David Haughton, BMO Capital Markets

Oh, okay. So your current $15 million would remain relatively the same, so—

Jamie Porter, Chief Financial Officer

Relatively the same. You could see probably a 10 percent increase but we’d be able to shave off the majority of their current corporate spending.

David Haughton, BMO Capital Markets

Okay. Now just having a look at your current position, you’ve got 16 percent of the company outstanding, it looks like you had about 3 million legacy kind of ownership and then you added 23.5 million over the last few days. Is there a top-up provision with the vendor of that stock? If the offer was to be moved up for whatever reason for altered is the implication that would have an adjustment to whoever sold it to you?

John McCluskey, President & Chief Executive Officer

Obviously we don’t anticipate increasing our offer at this stage. We think the offer is very fair. But if you look at the pre-bid integration rules we’re required to effectively pay to those shareholders that sold us their shares the same consideration that we would pay to all shareholders.

David Haughton, BMO Capital Markets

Okay. Well that makes quite a bit of sense. And I know that you’ve spoken about the difficulty in getting access to the site on the due diligence process but given that the commentary that we’ve had as far as your vision of the open pit and where you could have improvements on equipment availability for the underground, have you run your own set of mine plan analysis over there so that you’ve got your own view as to what the future production could be like independent of what Aurizon has?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Yeah, we have to the level that the public information allows us. I mean there are some obvious things that need to be done and other people have identified those as well as better resolution in their sequencing, their back drilling plans and underground development plan.

David Haughton, BMO Capital Markets

And are you satisfied with the kind of capital investment that this company has had into the asset. Can you see that has been adequate or would you have some additional capital requirements once you get a hold of it to take it up to the kind of standard that you would like to operate at?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Yeah, we built in some additional capital beyond what they’ve forecast. And certainly the capital improvements

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that they’re doing now have been needed probably for the last several years.

David Haughton, BMO Capital Markets

And are you able to quantify the order of magnitude of that? Are we talking just millions or tens of millions sort of thing?

Charles Tarnocai, Vice-President, Exploration & Corporate Development

Through the production life of the operation, yeah, it’s tens of millions.

David Haughton, BMO Capital Markets

All right. Thank you very much, guys.

Operator

Thank you. Once again, please press star one at this time if you have a question. The following question is from Barry Cooper of CIBC. Please go ahead.

Barry Cooper, CIBC World Markets

Good day. Just wondering, John, are you taking a different view at all on Joanna relative to what peoples’ expectations were when that revised feasibility came out last year and whether there’s something there that you see over and above what has been in the public domain in terms of some knowledge that you might have about processing. I know Manley knows quite a bit about those things and whatnot. But just where is your view on Joanna?

John McCluskey, President & Chief Executive Officer

I’ll say right off the bat—I know Charles wants to jump in here and I’ll let him but, to be honest, we’re not overly optimistic on Joanna. You know, we don’t know much more about it than what has been published. We’ve certainly gone through everything that’s been published in detail and for the time being it does not look very attractive.

Barry Cooper, CIBC World Markets

Okay. So this is basically then just for Casa Berardi by and large then, that’s where you see like plus 90 percent of the value of the company excluding the cash.

John McCluskey, President & Chief Executive Officer

That’s certainly fair to say.

Barry Cooper, CIBC World Markets

Okay, thanks a lot. That’s all my questions.

Operator

Thank you. The following question is from Trevor Turnbull of Scotiabank. Please go ahead.

Trevor Turnbull, Scotiabank

Hi, John. I may have missed this but was there, were there tax pools somehow associated with Aurizon that you guys can take advantage of?

Jamie Porter, Chief Financial Officer

Trevor, it’s Jamie. No, there’s nothing that’s going to have a meaningful impact on the valuation.

Trevor Turnbull, Scotiabank

Okay. Thank you.

Operator

Thank you. The following question is from Geoff Phipps of CHS Asset Management. Please go ahead.

Geoff Phipps, CHS Asset Management

Could you just please speak to the one condition, one of your conditions being that Aurizon has not adopted a shareholder rights plan in the context of the fact that it’s likely that they do given their history with Northgate?

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John McCluskey, President & Chief Executive Officer

Well, I think it’s very appropriate for us to put something of that nature in. We would expect that, you know, whatever transpires is reasonable and that the Aurizon shareholders are not prevented in any way from being able to entertain and accept our offer on the terms that it’s been given.

Geoff Phipps, CHS Asset Management

Okay. And could you, I guess also, ah, you mentioned discussions with major shareholders, was there any attempt to engage them in any sort of lock-ups?

John McCluskey, President & Chief Executive Officer

Well, we went further than that. We actually purchased their shares. So in discussions with some of the major shareholders of the company we offered to exchange shares of Alamos Gold for shares of Aurizon Mines and they were willing to do that under the terms of the offer that’s in front of the shareholders. We were able to pick up 23 million shares on the basis of a 465 bid. And that was not cash and shares; that was all Alamos shares. No cash involved.

Geoff Phipps, CHS Asset Management

Okay. Thanks, guys.

Operator

Thank you. The following question is from Ron Mayers of LB Securities Inc. Please go ahead.

Ron Mayers, LB Securities Inc.

Good morning. Just a little bit more clarification if you will on the shareholder rights issue. Is the mere adoption grounds for you to withdraw your offer or would you challenge it, if necessary, before the Ontario Securities Commission?

John McCluskey, President & Chief Executive Officer

No, that isn’t grounds to withdraw our offer.

Ron Mayers, LB Securities Inc.

So, in other words, and assuming that they do issue a shareholder rights plan, you would challenge that if necessary to move the offer forward.

Matthew Howorth, Vice-President, Legal & Corporate Secretary

(Inaudible)

John McCluskey, President & Chief Executive Officer

Yeah. That was Matthew Howorth who answered your question directly and our response to that is yes.

Ron Mayers, LB Securities Inc.

Okay. Thanks, John. And Matthew.

Operator

Thank you. There are no further questions registered at this time. I’d like to turn the meeting back over to Mr. McCluskey.

John McCluskey, President & Chief Executive Officer

Thank you, Melanie. The acquisition of Aurizon by Alamos provides a compelling transaction for both Aurizon and Alamos shareholders. The 40 percent premium represents an attractive premium to Aurizon. The share consideration offers Aurizon shareholders continued participation in a leading intermediate gold producer, one that has an attractive growth pipeline with visibility to production of approximately 0.5 million ounces. And of course Alamos continues to develop its dividend policy and will include that dividend policy for all existing Aurizon shareholders as they convert into Alamos shares. And with those comments I’d like to close the call and to thank you all for your participation.

Operator

Thank you. The conference has now ended. If you have any further questions that have not been answered, please feel free to contact Ms. Jo Mira Clodman at 416-368-9932, extension 401, or at 1-866-766-8801. The

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Alamos Gold Inc. Conference Call Monday, January 14, 2013 – 10:00 AM ET

conference has now ended. Please disconnect your lines at this time. We thank you for your participation.

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About the Offer

Alamos Gold Inc. (“Alamos”) announced its offer to purchase (the “Offer”) all of the outstanding common shares of Aurizon Mines Ltd. (“Aurizon”) on January 14, 2013. Alamos filed its offer and take-over bid circular and related documents with the securities regulatory authorities in Canada and the United States on January 14, 2013. Aurizon shareholders are advised to read the offer and take-over bid circular as it contains important information, including the terms and conditions of the Offer and the procedures for depositing shares. Additional information about the Offer or copies of the offer and take-over bid circular may be obtained from shareholders’ investment advisers, from Dundee Capital Markets, who is acting as Alamos’ dealer manager, Kingsdale Shareholder Services Inc. at 1-866-851-3214 (North American Toll Free Number) or 416-867-2272 (outside North America), who is acting as Alamos’ depositary and information agent, or by directing a request to the Investor Relations department of Alamos at 416-368-9932 (ext. 401).

On January 14, 2013, Alamos filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-10 and a Tender Offer Statement on Schedule TO each of which includes Alamos’ offer and take-over bid circular. Alamos encourages shareholders of Aurizon to read the full details of the Offer set forth in the formal offer and take-over bid circular, which contains the full terms and conditions of the Offer and other important information as well as detailed instructions on how Aurizon shareholders can tender their Aurizon shares to the Offer. The offer and take-over bid circular will be sent to shareholders of Aurizon. Investors may also obtain a free copy of the offer and take-over bid circular and other disclosure documents filed by Alamos with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular and the other disclosure documents may also be obtained free of charge by directing a request to Dundee Capital Markets, Kingsdale Shareholder Services Inc. or the Investor Relations department of Alamos at the telephone numbers set forth above.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this transcript are “forward-looking statements”, including within the meaning of the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-

looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’s expectations include, among others, risks related to the Offer, fluctuations in the value of the consideration; integration issues; the effect of the Offer on the market price of Alamos’ common shares; the exercise of dissent rights in connection with a compulsory acquisition or subsequent acquisition transaction; the liquidity of the Aurizon’s common shares; risks associated with Aurizon becoming a subsidiary of Alamos; differences in Aurizon shareholder interests; the reliability of the information regarding Aurizon; change of control provisions; risks associated with obtaining governmental and regulatory approvals; failure to maintain effective internal controls; the liquidity of Alamos’ common shares on the New York Stock Exchange; the effect of the Offer on non-Canadian Aurizon shareholders; and risks related to the on-going business of Alamos, including risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The information in this transcript concerning Aurizon and Aurizon’s assets and projects is based on publicly available information and has not been independently verified by Alamos.